United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Vale updates on the Teluk Rubiah Maritime Terminal

Rio de Janeiro, May 18th, 2020 – Vale S.A. (“Vale”) informs that it resumed the loading operations at its distribution center in Malaysia (the Teluk Rubiah Maritime Terminal, “TRMT”) on May 16th, 2020. The TRMT operations were halted on March 24th, 2020 based on the temporarily inability to secure the minimum resources to operate the terminal amidst the COVID-19 pandemic.

Since then, Vale and authorities have been assessing the pandemic development in the region and making sure adequate Health and Safety protocols are in place. Hence, essential resources to safely operate the TRMT have been ensured. In the last two weeks, maintenance has been carried out at the TRMT to ensure a safe return to operations.

The TRMT was responsible for distributing 23.7 Mt of Iron Ore in 2019. Despite of the lack of impacts from the halting on Vale’s 2020 iron ore production guidance of 310-330 million tons, the resumption improves Vale’s operational flexibility and strengthen its value chain. The resumption follows Vale’s commitment to the safety of its people and the communities in locations where Vale operates.

For further information, please contact:

+55-21-3485-3900

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: May 18, 2020		Head of Investor Relations